UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

W. R. GRACE & CO.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-13953	65-0773649
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7500 Grace Drive
Columbia, Maryland	21044
(Address of Principal Executive Offices)	(Zip Code)

Mark A. Shelnitz
Vice President, General Counsel and Secretary
(410) 531-4000
(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1        Conflict Minerals Disclosure.

Item 1.01.  Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure — Grace has filed a Conflict Minerals Report with the Securities and Exchange Commission as Exhibit 1.02 to this Form SD. The Conflict Minerals Report is available at www.grace.com.

Item 1.02.  Exhibit.

Conflict Minerals Report as required by Item 1.01.

Section 2        Exhibits.

Item 2.01.  Exhibits.

Exhibit 1.02    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

W. R. GRACE & CO.
(Registrant)

	By	/s/ Hudson La Force III
Hudson La Force III
Chief Financial Officer

Dated: June 2, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report for the reporting period from January 1 to December 31, 2013.